UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39137

AnPac Bio-Medical Science Co., Ltd.

(Registrant’s name)

801 Bixing Street, Bihu County

Lishui, Zhejiang Province 323006

The People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

AnPac Bio-Medical Science Co., Ltd. (the “Company”) has received a written notification from Nasdaq Stock Market, LLC. (“Nasdaq”) dated March 8, 2022 indicating that the minimum closing bid price per share for its American Depositary Shares (the “ADS”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). This current report is filed pursuant to Nasdaq Listing Rule 5810(b). This notification does not impact the listing and trading of the Company’s ADS at this time.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 5, 2022 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's ADS is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 5, 2022, the Registrant may be eligible for an additional 180 calendar day grace period by transferring from Nasdaq Global Market to Nasdaq Capital Market. To qualify, the Company must submit, no later than the expiration date, an on-line Transfer Application and submit a non-refundable $5,000 application fee. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split if necessary.

As previously filed, the Company has a separate Nasdaq Global Market deficiency in the requirement that it maintain a minimum Market Value of Public Held Shares (“MVPHS”) of US$15 million. The Company has until July 18, 2022 to regain compliance with the MVPHS requirement. Also as previously filed, the Company has a separate Nasdaq Global Market deficiency in the requirement that it maintain a minimum Market Value of Listed Securities (“MVLS”) of US$50 million. The Company has until March 23, 2022 to regain compliance with the MVLS requirement. Resolving any of the Minimum Bid Price deficiency, MVPHS deficiency and MVLS deficiency will not automatically resolve any of the other deficiencies. In addition, although the Company may be eligible for a further extension of up to 180 calendar days to return to compliance with continued listing requirements, such extensions are contingent on the absence of any other deficiencies.

The Company continues to execute its business plan and is looking into various options available to regain compliance, and applying the transfer from the Nasdaq Global Market to the Nasdaq Capital Market.

Special Note Concerning Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated March 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AnPac Bio-Medical Science Co., Ltd.
(Registrant)

Date: March 11, 2022	By:	/s/ Dr. Chris Chang Yu
	Name:	Dr. Chris Chang Yu
	Title:	Chairman of the Board of Directors and Chief Executive Officer